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Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ballard Power Systems Inc.:

We consent to the use of our reports, each dated March 6, 2019, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F. Our report on the consolidated financial statements refers to changes in accounting policies for revenue recognition and financial instruments in 2018 due to the adoption of IFRS 15 – Revenue from Contracts with Customers (IFRS 15) and IFRS 9 – Financial Instruments (IFRS 9).

We also consent to the incorporation by reference of such reports in the Registration Statements No. 333-225494, No. 333-161807 and No. 333-156553 on Form S-8 and No. 333-225493 on Form F-10/A of Ballard Power Systems Inc.

Chartered Professional Accountants

May 1, 2019
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.